

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Ron Cohen
President and CEO
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

> **Re: Acorda Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 0-50513**

Dear Mr. Cohen:

We have reviewed your January 31, 2011 response to our January 11, 2011 verbal comments and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

 (9) License and Research and Collaboration Agreements, page F-20

Biogen Idec, page F-21

1. We acknowledge your response to our comment and your proposed revised disclosure. You indicate in your response that the supply agreement is not a deliverable that has to be accounted for at the onset of the arrangement because it is a contingent deliverable. It is unclear why you believe a contingent deliverable does not have to be considered in your accounting when ASC 605-25-25-5 sets the criteria for separation of deliverables into separate units of account and this guidance does not appear to differentiate between deliverables and contingent deliverables. Please clarify for us why you believe you do not have to account for the supply agreement at the onset of your arrangement. In addition, as you have determined that the supply agreement does not have standalone value, please clarify in your response why the supply agreement is not combined with the license and the Collaboration Agreement in determining the period over which to

Ron Cohen
Acorda Therapeutics, Inc.
March 10, 2011
Page 2

     amortize upfront license consideration. Separately reference for us, in each instance, the authoritative literature you rely upon to support your accounting.

     You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

     Sincerely,

     Jim B. Rosenberg
     Senior Assistant Chief Accountant